[VIVENDI LOGO]
                                                                    Exhibit 99.2

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information, on a French GAAP basis, for the fourth quarter and full calendar year 2002 to `Balo,' an official French business newspaper, for publication in accordance with French regulatory requirements. The company plans to issue its fourth quarter and full year 2002 preliminary and unaudited earnings press release on March 6, 2003.

                     VIVENDI UNIVERSAL REPORTS REVENUES FOR
                          2002 AND FOURTH QUARTER 2002

                                        FOURTH QUARTER 2002

         - ACTUAL REVENUES OF E16.4 BILLION OR E8.1 BILLION EXCLUDING BUSINESSES SOLD IN 2002.

         - EXCLUDING BUSINESSES SOLD IN 2002, PRO FORMA(1) REVENUES ON A CONSTANT CURRENCY BASIS UP 3%.

         -        ALL MAIN BUSINESSES REVENUES ARE UP AT CONSTANT CURRENCY
                  BASIS.

                                        FULL YEAR 2002

         - ACTUAL REVENUES OF E61.0 BILLION AND E28.1 BILLION EXCLUDING BUSINESSES SOLD IN 2002.

         - EXCLUDING BUSINESSES SOLD IN 2002, PRO FORMA(2) REVENUES ON A CONSTANT CURRENCY BASIS UP 6%.

         - ALL MAIN BUSINESSES REVENUES ARE UP AT CONSTANT CURRENCY BASIS, EXCEPT MUSIC (NEARLY STABLE DESPITE A DIFFICULT MARKET).

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold in 2002 : primarily Vivendi Environnement and the VUP assets sold during 2002) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Universal Television Group. The reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2001.

                                      -2-
PARIS, FEBRUARY 10, 2003 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that for the fourth quarter ended December 31, 2002, the company generated actual revenues of E16.4 billion, up 1% and E8.1 billion, excluding businesses sold in 2002, up 5% versus the same period of 2001. On a pro forma basis and excluding businesses sold in 2002, revenues were nearly stable, and up 3% on a constant currency basis. All revenues reported in this release are preliminary and unaudited, and in accordance with French GAAP.

For the year 2002, actual revenues were of E61.0 billion, up 6%. Actual revenues, excluding businesses sold in 2002, reached E28.1 billion, an 11% increase over the 2001 comparative period. On a pro forma basis and excluding businesses sold in 2002, revenue growth for the year 2002 was 4%, and up 6% on a constant currency basis.

              FOURTH QUARTER AND YEAR 2002 BUSINESS UNIT HIGHLIGHTS

CEGETEL/SFR:

FOURTH QUARTER 2002 HIGHLIGHTS: For the fourth quarter of 2002, Cegetel reported revenue growth of 7% to E1.8 billion reflecting strong performance of both mobile and fixed telephony services divisions. As of January 23, 2003, Vivendi Universal holds a 70% interest in Cegetel, against a 44% controlling interest as of December 31, 2002 (representing a 56% interest in SFR, against 35% as of December 31, 2002). At SFR, revenues increased by 6%. During the fourth quarter, ARPU (average revenue per user) from prepaid customers increased 16% to E23.4 and ARPU from postpaid customers was stable at E58.3. SFR recorded a 36% market share on gross sales. Revenues for Cegetel's fixed telephony services division increased 8% in the quarter.

FULL YEAR 2002 HIGHLIGHTS: For full year 2002, Cegetel reported revenue growth of 11% to E7.1 billion reflecting strong performance of both mobile and fixed telephony services divisions. At SFR, revenues increased 10% and the customer base grew to 13.5 million customers. ARPU from prepaid customers increased 13% to E22.2, and ARPU from postpaid customers slightly increased to E58.3. Data and Services revenues represent 10% of ARPU in 2002 from 7% in 2001. At year end, SFR had a 35.1% market share on the French mobile telephone market, (33.9% for prior year). As of December, 31, 2002, postpaid customers represented 53% of SFR's customer base. Revenues for Cegetel's fixed telephony services division increased to E921 million, up 18% in 2002, mainly due to local traffic opened to competition since January 1, 2002.

MUSIC:

FOURTH QUARTER 2002 HIGHLIGHTS: UMG's revenues were down 2% to approximately E2.1 billion, due to the adverse impact of currency translation. On a constant currency basis revenues were up 4% with a very strong release schedule increasing market share in a difficult market. Sales in North America increased 15% in local currency. SoundScan reported that UMG was responsible for 1 out of every 3 current albums sold in the U.S. in the period. Best sellers included new releases from Shania Twain, the 8 Mile Soundtrack featuring Eminem and Greatest Hits from U2, Nirvana and Elton John. Other major sellers released in the quarter were albums from Mariah Carey, Andrea Bocelli, Jay Z, Ja Rule, Johnny Hallyday and Star Academy.

FULL YEAR 2002 HIGHLIGHTS: With the adverse impact of currency translation, revenues were down 4% from the previous year to approximately E6.3 billion. On a constant currency basis, revenues were down only 1%. In 2002, UMG increased its global market share despite difficult market conditions with market share growing in all the world's major music markets. The US saw an industry decline of 10.8% as measured by SoundScan while UMG's album share rose 2.5 points to 28.9%. In 2002, 5 albums sold more than 5 million units each versus 1 album last year. The best selling album in the world was Eminem's The Eminem Show and Eminem recordings (including the 8 Mile Soundtrack) sold over 21 million copies during the year. Other major sellers included albums from Shania Twain, Nelly, U2, Ashanti, Nirvana, Enrique Iglesias, and Bon Jovi.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

FOURTH QUARTER 2002 HIGHLIGHTS: VUE revenues reached E1.8 billion up 16% principally due to the effect of the acquisition of USA Networks on May 7, 2002. On a pro forma basis (had USA Networks been acquired at January 1, 2001), VUE revenues would have decreased 7%. However, on a constant currency basis, VUE pro forma revenues increased by 1%. Strong performance in Universal Television was offset by lower revenues in Universal Pictures, Universal Parks & Resorts, and Spencer Gifts.

Fourth Quarter Highlights by business unit, on a pro forma and constant currency basis, include:

         - Universal Television Group revenues increased 31% principally due to increased licensing revenues of 60% for ongoing series such as Law & Order, Law and Order: Special Victim's Unit, Law and Order: Criminal Intent, and Just Shoot Me. Universal Television Networks, which includes USA Network and Sci Fi Channel, benefited from stronger advertising and affiliate revenues which increased by 12%. This increase in revenues is largely attributable to strengthening of the advertising market and the successful launch of new original programming such as Monk and The Dead Zone on USA Network, and Taken and Stargate SG-1 on Sci Fi Channel.

         - Universal Pictures Group revenues decreased 8% principally due to fewer video releases, partially offset by stronger theatrical performance. Theatrical revenues benefited from the successful launch of Red Dragon which is expected to deliver $220 million of worldwide box office, and 8 Mile, which generated $116 million at the U.S. box office. In home video, 2002 releases included The Scorpion King, E.T.: The Extra-Terrestrial 20th Anniversary Edition, compared to 2001 which delivered the largest fourth quarter in the history of Universal Pictures with such releases as The Mummy Returns, Dr. Seuss' How The Grinch Stole Christmas, and Jurassic Park III.

         - Parks & Resorts and Spencer Gifts decreased by 6%. Lower management fees from theme park joint ventures, and lower holiday sales at Spencer Gifts offset increased domestic theme park attendance.

FULL YEAR 2002 HIGHLIGHTS: VUE revenues reached E6.3 billion, up 27% principally due to the effect of the acquisition of USA Networks on May 7, 2002. On a pro forma basis, (had USA Networks been acquired at January 1, 2001), VUE revenues increased by 2%. However, on a constant currency basis, VUE pro forma revenues increased by 5% due to strong performance in Universal Pictures and Universal Television and partially offset by lower revenues at Universal Parks & Resorts.

CANAL+ GROUP:

FOURTH QUARTER 2002 HIGHLIGHTS: For the fourth quarter of 2002, Canal+ Group reported actual revenue growth of 3% to E1.3 billion. Revenues for Pay TV in France were up 6% to E671 million, mainly due to the 130,000 new subscribers of CanalSatellite. On a pro forma basis, revenues were up 1%. The French premium channel renewed an exclusive contract for the French first division rugby championship, one of the channel's most popular sports, for a period of four years starting with the 2003/2004 season. CanalSatellite added Sport+ (100% Canal+ Group) and new Disney channels on an exclusive basis to its rich channel offering which continued to support strong subscriber growth during the fourth quarter.

Revenue for Film production and distribution (Studio Canal) reached E195 million, up 10%.

FULL YEAR 2002 HIGHLIGHTS: Canal+ Group reported a 6% revenue growth in 2002, reaching E4.8 billion. On a pro forma basis, revenues were up 4% The French premium channel slightly improved its churn rate, ending the year with 4.48 million individual subscriptions (representing a net decrease of 70,000 subscribers). CanalSatellite recorded another year of solid performances, reaching the two million individual subscriber mark in December 2002 (representing a net increase of 220,000 new individual subscribers) with one of the lowest churn of any pay-TV platform in the world. In total, pay-TV activities in France (Canal+, CanalSatellite and NC Numericable) represented approximately 7 million individual subscriptions at the end of December 2002. StudioCanal's revenues were up 6%.

MAROC TELECOM:

FOURTH QUARTER HIGHLIGHTS: Revenues increased to E372 million, up 20% over prior year (up 23% in local currency) due to strong mobile prepaid customer growth combined with a slight growth in fixed business driven by high international traffic in December.

FULL YEAR 2002 HIGHLIGHTS: Actual revenues were up 47% .On a pro forma basis , Maroc Telecom revenues increased to E1.49 billion, up 10% (up 14% in local currency). Its mobile customer base grew by 934,000 to approximately 4.6 million customers. Fixed revenues increased 1% (up 4% in local currency). Vivendi Universal holds a 35% controlling interest in Maroc Telecom.

VIVENDI UNIVERSAL GAMES:

FOURTH QUARTER 2002 HIGHLIGHTS: Vivendi Universal Games revenues were up 2% over the prior year, to E292 million. On a constant currency basis, revenues from Vivendi Universal Games increased 7%. Growth was fueled by the performance of key PC and console-based video game releases including Lord of the Rings:
Fellowship of the Ring, Spyro the Dragon: Enter the Dragonfly, No One Lives Forever 2 and Dark Age of Camelot: Shrouded Isle.

FULL YEAR 2002 HIGHLIGHTS: Vivendi Universal Games revenues increased to E794 million for the year, an increase of 21% over prior year. On a constant currency basis revenues were up 25%. Growth was driven by the company's continued strength in the PC games market, a well as its rapidly escalating presence in the console games market. Additional best-selling titles for 2002 included Warcraft III, Nascar 2002, Crash Bandicoot: The Wrath of Cortex, The Thing, Barbie as Rapunzel, Jumpstart Advanced, Bruce Lee, Outlaw Golf and Hunter: The Reckoning.

                                       ###

Vivendi Universal plans to issue its fourth quarter and full year 2002 preliminary and unaudited earnings press release on March 6, 2003.

CONTACTS :

     MEDIA                                                 INVESTOR RELATIONS
     PARIS                                                 PARIS
     Antoine Lefort                                        Daniel Scolan
     +33 (1).71.71.1180                                    +33 (1).71.71.3291
     Agnes Vetillart                                       Laurence Daniel
     +33 (1).71.71.3082                                    +33 (1).71.71.1233
     Alain Delrieu                                         Edouard Lassalle
     +33 (1).71.71.1086                                    +33 (1).71.71.3045

                                                           NEW YORK
     NEW YORK                                              Eileen McLaughlin
     Anita Larsen                                          +(1) 212.572.8961
     +(1) 212.572.1118

                                VIVENDI UNIVERSAL
                      PRELIMINARY BUSINESS SEGMENT REVENUES
                            (French GAAP, Unaudited)


                                                                                      ACTUAL (1)
                                                                                      ----------
                                                               Quarter Ended December 31,              Year Ended December 31,
                                                            ---------------------------------       -----------------------------
                                                            2002       2001          % Change       2002        2001     % Change
                                                            ----       ----          --------       ----        ----     --------
                                                                                     (In millions of euros)
REVENUES
    Cegetel                                               E 1,821     E 1,707            7%        E 7,067     E 6,384     11%
      Mobile                                                1,585       1,489            6%          6,146       5,606     10%
      Fixed and Other                                         236         218            8%            921         778     18%
    Universal Music Group                                   2,075       2,115           -2%          6,276       6,560     -4%
    Vivendi Universal Entertainment                         1,828       1,571           16%          6,270       4,938     27%
      Universal Pictures Group                              1,029       1,185          -13%          3,877       3,615      7%
      Universal Television Group                              532          69          671%          1,522         333    357%
      Universal Parks & Resorts and Other                     267         317          -16%            871         990    -12%
    Canal+                                                  1,322       1,281            3%          4,833       4,563      6%
      Pay TV - France                                         671         635            6%          2,652       2,530      5%
      Film - StudioCanal                                      195         177           10%            455         429      6%
      Other                                                   456         469           -3%          1,726       1,604      8%
    Maroc Telecom                                             372         309           20%          1,487       1,013     47%
    Vivendi Universal Games (2)                               292         287            2%            794         657     21%
                                                         --------    --------       --------      --------    --------    --------
                                                            7,710       7,270            6%         26,727      24,115     11%
    Other                                                     356         427          -17%          1,385       1,289      7%
      Vivendi Telecom International                           120          72           67%            461         242     90%
      Internet                                                 56          49           14%            174         129     35%
      Other(3)                                                180         306          -41%            750         918    -18%
                                                         --------    --------       --------      --------    --------    --------

    TOTAL VIVENDI UNIVERSAL

      (EXCLUDING BUSINESSES SOLD IN 2002)                 E 8,066     E 7,697            5%       E 28,112    E 25,404     11%
                                                         ========    ========       ========      ========    ========    ========
    Businesses sold in 2002                                 8,382       8,652           -3%         32,877      31,956      3%
         Vivendi Environnement                              7,903       7,900            0%         30,038      29,094      3%
         VUP assets sold during 2002(4)                       479         752          -36%          2,839       2,862     -1%
                                                         --------    --------       --------      --------    --------    --------
    TOTAL VIVENDI UNIVERSAL                              E 16,448    E 16,349            1%       E 60,989    E 57,360      6%
                                                         ========    ========       ========      ========    ========    ========

(1) Totals represent actual revenues to be published in BALO. In order to present meaningful comparative earnings trends for our major businesses, refer to pro forma revenues in attached supplemental information.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

(4) Comprised of VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002.

                  PRELIMINARY SUPPLEMENTAL REVENUES INFORMATION
                            (French GAAP, Unaudited)


                                                                                   PRO FORMA(1)
                                                                                   ------------
                                                           Quarter Ended December 31,               Year Ended December 31,
                                                        ---------------------------------       -------------------------------
                                                        2002       2001          % Change       2002        2001       % Change
                                                        ----       ----          --------       ----        ----       --------
                                                                                    (In millions of euros)
REVENUES

     Cegetel                                          E 1,821     E 1,707            7%        E 7,067     E 6,384           11%
        Mobile                                          1,585       1,489            6%          6,146       5,606           10%
        Fixed and Other                                   236         218            8%            921         778           18%
     Universal Music Group                              2,075       2,115           -2% (4)      6,276       6,560           -4% (4)
     Vivendi Universal Entertainment                    1,838       1,980           -7% (5)      6,978       6,874            2% (5)
        Universal Pictures Group                        1,029       1,227          -16%          3,927       3,803            3%
        Universal Television Group                        543         446           22%          2,199       2,134            3%
        Universal Parks & Resorts and Other               266         307          -13%            852         937           -9%
     Canal+                                             1,300       1,281            1%          4,742       4,563            4%
        Pay TV - France                                   671         635            6%          2,652       2,530            5%
        Film - StudioCanal                                195         177           10%            455         429            6%
        Other                                             434         469           -7%          1,635       1,604            2%
     Maroc Telecom                                        372         309           20%          1,487       1,351           10%
     Vivendi Universal Games (2)                          292         287            2% (6)        794         657           21% (6)
                                                      --------    --------       --------     --------    --------      --------
                                                        7,698       7,679            0%         27,344      26,389            4%
     Other                                                356         427          -17%          1,385       1,344            3%
        Vivendi Telecom International                     120          72           67%            461         242           90%
        Internet                                           56          49           14%            174         184           -5%
        Other(3)                                          180         306          -41%            750         918          -18%
                                                      --------    --------       --------     --------    --------      --------

     TOTAL VIVENDI UNIVERSAL

        (EXCLUDING BUSINESSES SOLD IN 2002)           E 8,054     E 8,106           -1%       E 28,729    E 27,733            4%
                                                      ========    ========       ========     ========    ========      ========

     TOTAL VIVENDI UNIVERSAL
        (ON A CONSTANT EXCHANGE RATE
        BASIS, EXCLUDING BUSINESSES SOLD IN 2002)                                    3%                                       6%
                                                                                 ========                               ========

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold in 2002) with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

(4) On a constant currency basis, Music revenues would have increased 4% in the quarter and declined 1% in the year.

(5) On a constant currency basis, VUE revenues would have increased 1% in the quarter and 5% in the year.

(5.1) On a constant currency basis, Universal Pictures Group revenues would have decreased 8% in the quarter and increased 7% in the year.

(5.2) On a constant currency basis, Universal Television Group revenues would have increased 31% in the quarter and 6% in the year.

(5.3) On a constant currency basis, Universal Parks & Resorts & Others would have decreased 6% in the quarter and 5% in the year.

(6) On a constant currency basis, Games revenues would have increased 7% in the quarter and 25% in the year.